    As filed with the Securities and Exchange Commission on August 20, 1997.
                                                     Registration No. 333-03887
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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ----------
                      POST-EFFECTIVE AMENDMENT NO. 4

                                   FORM S-3
           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                  ----------
                             ELECTROPHARMACOLOGY, INC.
                 (name of registrant as specified in its charter)

           Delaware                                             95-4315412
  (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                           Identification No.)

                       2301 N.W. 33rd Court, Suite 102
                          Pompano Beach, Florida 33069
                                (954) 975-9818
                                  ----------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                  ----------
                                    Arup Sen
                             Chief Executive Officer
                            Electropharmacology, Inc.
                          2301 N.W. 33rd Court, Suite 102
                             Pompano Beach, Florida 33069
                                  (954) 975-9818

                      (Name, address, including zip code, and
                        telephone number, including area code,
                                of agent for service)

                                  ----------
                               With copies to:
                          Stephen L. Fluckiger, Esq.
                          Jones, Day, Reavis & Pogue,
                           2300 Trammell Crow Center
                               2001 Ross Avenue
                              Dallas, Texas 75201
                                (214) 220-3939

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act effective registration statement number of the earlier registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    Pursuant to Rule 429 under the Act, this Registration Statement relates to the Registration Statement on Form SB-2 (File No. 33-87934-A), as amended.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

                                3,756,552 Shares
                            ELECTROPHARMACOLOGY, INC.

                                   COMMON STOCK

    This Prospectus relates to 718,750 shares of common stock, par value $.01 per share (the "Common Stock"), of Electropharmacology, Inc. (the
"Company"), which may be issued upon exercise of warrants (the "Public Warrants") issued in connection with the Company's initial public offering in May 1995. Each Public Warrant entitles the registered holder thereof to purchase one share of Common Stock at a price of $6.00, subject to adjustment in certain circumstances, at any time commencing June 12, 1996 through and including May 12, 1998. The Warrants are redeemable by the Company, with the consent of Paragon Capital Corporation ("Paragon"), the underwriter of the Company's initial offering, at any time after June 12, 1996, upon notice of not less than 30 days, at a price of $.10 per Public Warrant, provided that the closing bid quotation of the Common Stock on all 20 trading days prior to the day on which the Company gives notice has been at least 130% of the then exercise price of the Public Warrants.

    This Prospectus also relates to an offering by certain selling stockholders (the "Selling Stockholders") of an aggregate of up to 3,037,802 shares, consisting of (i) 567,895 shares of Common Stock, (ii) 2,039,457 shares issuable upon the exercise of warrants (the "Private Warrants"),
(iii) 242,950 shares issuable upon the conversion of preferred stock of the Company (the "Preferred Stock") and (iv) 187,500 shares issuable upon the exercise of warrants issued to Paragon (the "Underwriter's Warrants"). Sales of the Common Stock by the Selling Stockholders are subject to certain contractual obligations. See "Selling Stockholders" and "Plan of Distribution."

    The Common Stock may be offered from time to time by the Selling Stockholders through ordinary brokerage transactions in the over-the-counter market, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders. See "Selling Stockholders" and "Plan of Distribution."

    The Common Stock is traded in the over-the-counter market and is quoted on the Nasdaq Small Cap Market under the symbol EPHI. On August 18, 1997, the closing sale price of the Common Stock as reported by Nasdaq was $0.88.

                                  ----------
          THE SECURITIES OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A
              HIGH DEGREE OF RISK AND SHOULD NOT BE PURCHASED BY
                INVESTORS WHO CANNOT AFFORD THE LOSS OF THEIR
               ENTIRE INVESTMENT. SEE "RISK FACTORS" AT PAGE 3.
                                  ----------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                 OF THIS PROSPECTUS. ANY REPRESENTATION TO
                    THE CONTRARY IS A CRIMINAL OFFENSE.
                                  ----------
               The date of this Prospectus is August __, 1997.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400 Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission and that is located at http://www.sec.gov. The complete registration statement, as well as the Company's periodic reports, are found on the Commission's EDGAR database at such Web site. The Company's Common Stock is quoted on the Nasdaq Small Cap Market. Copies of such reports and other information can also be inspected at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

    This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act") relating to the securities offered hereby. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Securities and Exchange Commission are incorporated herein by reference:

    (a) Annual Report on Form 10-KSB and Amendment Nos. 1 and 2 thereto for the fiscal year ended December 31, 1996;

    (b) Quarterly Report on Form 10-QSB for the quarters ended March 31, 1997 and June 30, 1997.

    (c) Current Reports on Form 8-K filed January 17, 1997, February 13, 1997, March 27, 1997, April 4, 1997 and May 7, 1997; and

    (d) The description of the Company's Common Stock contained in its Registration Statement on Form SB-2 (File No. 33-87934-A), declared effective on May 12, 1995.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof on the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will furnish without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, except for the exhibits to such documents unless the exhibits themselves are expressly incorporated by reference. Requests should be directed to Dr. Arup Sen, Electropharmacology, Inc., 2301 N.W. 33rd Court, Suite 102, Pompano Beach, Florida 33069, telephone: (954) 975-9818.

                                  RISK FACTORS

    The shares offered hereby are speculative and involve a high degree of risk. Prospective investors should carefully examine this entire Prospectus and should give particular attention to the following risk factors before making an investment decision.

    LIMITED OPERATING HISTORY AND REVENUES; SIGNIFICANT AND CONTINUING LOSSES. The Company was organized in August 1990 and has a limited operating history upon which an evaluation of the Company's prospects and performance can be made. The Company's prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business, the development and commercialization of new products based on innovative technology and the competitive environment in which the Company operates. Since its inception, the Company has generated limited revenues from sales and rentals of the SofPulse-TM-, which has achieved only limited market acceptance, and has incurred significant losses, including losses of $2,073,883, $3,069,586, and $2,927,990, for the years ended December 31, 1994, 1995 and 1996, respectively, and $1,433,249 and $719,502 for the six months ended June 30, 1996 and 1997, respectively. As of June 30, 1997, the Company had an accumulated deficit of $10,837,617.

    Losses are increasing and are continuing through the date of this Prospectus. The Company has a high level of operating expenses (including salaries of executive, research, technical and marketing personnel) and will continue to incur expenses in connection with conducting research and clinical studies and purchasing or manufacturing SofPulse-TM- devices. Thus, the Company anticipates that it will continue to incur significant losses for the foreseeable future. There can be no assurance that the Company will be able to generate significant revenues or ever achieve profitability.


    OPERATING LOSSES AND NEGATIVE CASH FLOWS RAISE SUBSTANTIAL DOUBT ABOUT COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN. The report of the Company's independent certified public accountants, dated
February 9, 1997 (except for the last paragraph of Note 2, as to which the date is April 7, 1997, the third paragraph of Note 10, as to which the date is April 12, 1997, and the sixth paragraph of Note 11, as to which the date is March 27, 1997), with respect to the financial statements of the Company included in its Annual Report on Form 10-KSB for the year ended December 31, 1997 states that the significant recurring operating losses and negative operating cash flows of the Company raise substantial doubt about the Company's ability to continue as a going concern. The financial statements of the Company for the fiscal year ended December 31, 1996 do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

    TECHNOLOGICAL FACTORS; UNCERTAINTY OF PRODUCT DEVELOPMENT; UNPROVEN TECHNOLOGY. The Company's product, which is marketed under the name SofPulse-TM-, is an easy to operate, non-invasive device that delivers PRF energy. The Company has focused on pulsed electromagnetic signals ("PEMS-TM-") that combine selected pulse forms and amplitudes to produce certain radio frequency energy fields that are believed to affect superficial soft tissues. To date, the Company's focus has been the application of PEMS-TM-as an adjunct in the palliative treatment of pain and edema associated with various medical conditions that involve superficial soft tissue injury. Edema is localized tissue swelling resulting from an abnormal accumulation of fluid in the tissue and frequently represents an obstacle to the achievement of effective healing of soft tissue damages from conventional medical treatment. Edema can also result in a permanent loss of range of motion. Since PRF can be administered through clothing, casts or dressings, the SofPulse-TM- can be conveniently used immediately following trauma or surgery. The Company believes that the SofPulse-TM- is a cost-effective adjunct for the palliation of pain and edema without any known significant adverse effects. The traditional treatment of pain and edema generally involves a combination of analgesic and anti-inflammatory drugs and superficial approaches such as the application of ice packs. PEMS-TM- has been used by clinicians as an adjunct to these other approaches.

    Although the Company's development efforts relating to the technological aspects of the existing versions of the SofPulse-TM- are substantially completed, the Company is continually seeking to refine and improve the SofPulse-TM-. The first version of the SofPulse-TM-, Model MRT 100/911, produced electromagnetic energy fields at levels that cause interference with sensitive electronic medical equipment, such as the electrocardiograph, electroencephalograph and electromyelograph used extensively in operating rooms and intensive care units of hospitals. The Company has developed an enhanced version of the SofPulse-TM-, Model 912, which is designed to use less power to generate energy while maintaining the same pulsed electromagnetic energy field necessary to achieve desired benefits in its intended use. Both versions of the SofPulse-TM-, however, as currently designed should not be used within approximately 20 feet of any such equipment. The inability of SofPulse-TM- to be used near such equipment could adversely affect the Company's ability to market the SofPulse-TM- for use in certain areas of hospitals.

    The Company is currently developing several different versions of the SofPulse-TM-, which the Company believes will enhance the marketability of the SofPulse-TM-. The Company's efforts remain subject to all of the risks inherent in new product development, including unanticipated technical, regulatory or other problems. These unanticipated problems could result in significantly increased costs or material delays in product development or commercialization, requiring the Company to commit considerable additional time and resources to finalize the production versions of its proposed devices. The Company's success will depend upon such products meeting targeted product costs and performance, and may also depend upon their timely introduction into the marketplace. There can be no assurance that development of the Company's proposed products will be successfully completed on a timely basis, if at all, that they will meet projected price or performance objectives, satisfactorily perform all of the functions for which they are being designed, or prove to be sufficiently reliable or durable in widespread commercial application. Moreover, there can be no assurance that unanticipated problems will not arise with respect to technologies incorporated into the SofPulse-TM- or that product defects will not become apparent after the product is introduced into commerce. In the event that the Company is required to remedy defects in any of its products after they are commercially introduced, the costs to the Company could be significant, which could have a material adverse effect on the Company.

    In addition, there has been only limited research in many of the Company's areas of focus and results obtained in research and testing conducted to date are not conclusive as to what influences cause the therapeutic effect of PRF therapy. Although research and clinical studies conducted to date do not indicate any known significant adverse effects of PRF therapy, since the long-term effects of PRF therapy on humans is uncertain, the Company's products may ultimately prove to have undesirable or unintended side effects, which would have a material adverse effect on the Company.

    UNCERTAINTY OF MARKET ACCEPTANCE. The method of treating pain and edema has traditionally been to use analgesic and anti-inflammatory pharmaceuticals and other conventional treatments such as ice packs. As is typically the case with an emerging medical treatment, demand and market acceptance for newly introduced medical products is subject to a high level of uncertainty. Physicians are generally reluctant to use new medical technology until its safety, efficacy and cost-effectiveness have been demonstrated by clinical studies whose results are published in respected scientific and medical journals. The SofPulse-TM-represents an adjunct to traditional medical treatments for pain and edema and as a result may be slow to achieve, or may not achieve, market acceptance, as prospective customers may seek further validation of the efficacy of the technology. To date, the Company has generated limited revenues from sales and rentals of the SofPulse-TM-, which has achieved only limited market acceptance. The Company has limited marketing experience and limited financial, personnel and other resources to undertake independently extensive marketing activities. Achieving market acceptance for the SofPulse-TM- will require substantial marketing efforts and expenditure of significant funds to inform physicians of the distinctive characteristics and benefits of PRF therapy as well as what the Company believes are the advantages of the SofPulse-TM-. There can be no assurance that PRF therapy will become a generally accepted medical practice or that the Company's efforts will result in successful product commercialization or continued market acceptance for the SofPulse-TM-.

    FILING REQUIREMENT FOR PREMARKET APPROVAL APPLICATION; POSSIBLE REVOCATION OF SECTION 510(K) APPROVAL; GOVERNMENT REGULATION. The manufacture and marketing of medical devices, including the Company's products, is subject to various federal and state regulations in the U.S. and in foreign countries. The U.S. Food, Drug and Cosmetic Act (the "FDC Act"), the Public Health Service Act, the Safe Medical Devices Act and its amendments, the Federal Communications Commission regulations, the Occupational Safety and Health Act and other federal and state statutes and regulations govern or influence various aspects of the Company's operations, including the commercialization of its products. Non-compliance with applicable regulations can result in fines, civil penalties, injunctions, suspension or loss of regulatory approvals, recall or seizure of products, revocation of the right to market products, operating restrictions or restrictions on the ability of the Company to enter into supply contracts, and the right to promote products in one or more market segments.

    Under the FDC Act, all medical devices are classified into three categories, class I, II or III devices. A class II device is a device whose safety and efficacy can be verified by established and currently accepted standards. A class III device, on the other hand, is subject to the most stringent review among medical devices, requiring that the safety and efficacy of a device for its intended use be established through a Pre-Market Approval ("PMA") application filed with the Food and Drug Administration ("FDA") before commencement of marketing, sales and distribution in the U.S. However, the FDA has permitted the marketing, without having to obtain prior approval upon filing of a PMA application, of certain class III medical devices in cases in which it finds, pursuant to a premarket notification under Section 510(k) of the FDC Act, that the subject device is "substantially equivalent" to a device lawfully marketed for the selected indication prior to 1976.

    In January 1991, the FDA advised the Company of the FDA's determination, pursuant to the premarket notification provisions under Section 510(k) of the FDC Act, to treat the MRT100, the first model of the SofPulse-TM-, as a class III device. However, in April 1994, the FDA's Office of Device Evaluation published a notification that may require the Company to submit information based on clinical studies to establish independently that the SofPulse-TM- is safe and effective for its intended use. In accordance with the FDC Act, the FDA's rule making activities involve the publication of proposed regulations, followed by solicitation of comments from the public and, thereafter, the adoption of final regulations. As of March 31, 1997, the FDA had not yet published proposed regulations indicating whether the Company will be required to comply with the FDA's PMA application requirements. If the adoption of the final regulations with regard to all class III medical devices requires the submission of satisfactory PMA applications, then the Company would have the option to submit a summary of and citation to information known or available to the Company concerning the device, including information on its safety and effectiveness, if available. After reviewing the data, the FDA would issue proposed regulations determining whether the subject device will remain in class III or be down-classified into class II. If the SofPulse-TM- is deemed to be a class III device after such review, then the Company would be required to submit a PMA application with the FDA within 90 days of such proposed regulation. The inability of the Company to submit a satisfactory PMA application within 90 days of such decision, or a subsequent determination by the FDA that the data provided by the Company in the PMA application does not satisfy the requirement relative to the safety and effectiveness of the SofPulse-TM- for its intended use, would prevent the Company from continuing to market the SofPulse-TM-. Inability to market the SofPulse-TM- would have a material adverse effect on the Company, including possibly the need to curtail substantially its operations. There can be no assurance that the Company will be able, for financial or other reasons, to complete successfully clinical studies and file a PMA application within the time ultimately prescribed by the FDA. Failure to complete research and clinical studies and file such PMA application could result in the revocation of the Company's Section 510(k) approval and otherwise prevent the Company from marketing and generating any revenue from sales and rentals of the SofPulse-TM- until a PMA application is filed and approved by the FDA. The FDC Act provides that if the Company files its PMA application within 90 days following the adoption of final regulations by the FDA, it will be able to continue to market the SofPulse-TM- pending FDA approval.

    The process of submitting a satisfactory PMA application is significantly more expensive, complex and time consuming than the process of establishing "substantial equivalence" to a device marketed prior to 1976 pursuant to the
Section 510(k) premarket notification, and requires extensive research and clinical studies. Randomized, placebo-controlled, double-blind clinical studies may need to be performed under a clinical protocol with assurance of adherence to the protocol, informed consent from subjects enrolled in the study, approval of the Institutional Review Board at each of the centers where the study is being conducted, maintenance of required documentation, proper monitoring and recording of all data, and sufficient statistical evaluation to determine if the results of the treatment with the device are statistically significant in improving patient outcome compared to the patients who did not receive the treatment. Upon completion of these tasks, an applicant is required to assemble and submit to the FDA all relevant clinical, animal testing, manufacturing, laboratory specifications, and other information. The submission is reviewed at the FDA, which determines whether or not to accept the application for filing. If accepted for filing, the application is further reviewed by the FDA and subsequently may be reviewed by an FDA scientific advisory panel comprised of physicians, statisticians and other qualified personnel. A public meeting may be held before the advisory panel in which the PMA application is reviewed and discussed. Upon completion of such process, the advisory panel issues a favorable or unfavorable recommendation to the FDA or recommends approval with conditions. The FDA is not bound by the opinion of the advisory panel. The FDA may conduct an inspection to determine whether the Company conforms with current Good Manufacturing Practice ("GMP") regulations. If the FDA's evaluation is favorable, the FDA will subsequently publish a letter approving the PMA application for the device for a mutually agreed upon indication of use. Interested parties can file comments on the order and seek further FDA review. The PMA process may take several years and no assurance can be given concerning the ultimate outcome of PMA applications submitted by an applicant.

    In the event the Company proposes to market new medical devices, if developed or acquired, or adapt its current products for a new use, the FDA may require the Company to comply with Section 510(k) or PMA requirements to establish independently that a device is safe and effective for its intended use.

    After regulatory approvals are obtained, a marketed product and its manufacturer are subject to continuing regulatory review. The manufacture of the SofPulse-TM- is subject to GMP regulations of, and periodic compliance inspections by, the FDA. The Company may become subject to pre-approval inspections by the FDA prior to commercial manufacture of future products.
The Company is required to register as a medical device manufacturer with the FDA and state agencies. The Company is also subject to inspection of radiation control by the State of Florida. Under GMP regulations, the Company is subject to certain procedural and documentation requirements with respect to manufacturing and control activities. The Company's suppliers may be subject to periodic inspections by the FDA, as well as by state and foreign regulatory authorities. The Company believes its suppliers' and manufacturer's manufacturing facilities are in compliance in all material respects with all applicable local, state and federal regulations. Failure to comply with GMP regulations, or to satisfy FDA regulations or inspections, could subject the Company to civil remedies, including fines, injunctions, recalls or seizures, as well as potential sanctions, which could have a material adverse effect on the Company.

    The Company is also subject to various FDA regulations and Good Laboratory Practices, which govern or influence the research, testing, manufacture, safety, labeling, storage, record keeping, advertising and promotion of medical devices.

    Sales of medical devices outside the U.S. are subject to foreign regulatory requirements that vary widely from country to country. The Company has obtained approval from the Canadian Standards Association ("CSA") to market the SofPulse-TM- in Canada and received notification from the Underwriters Laboratories Inc. ("UL") that the SofPulse-TM- complies with applicable requirements for UL marking. The CSA and UL marking signify compliance with certain national standards deemed desirable for electronic equipment, although any benefit to sales or marketing of the SofPulse-TM-device cannot be assured by the

Company. The Company has initiated quality systems review for ISO 9000 certification and has plans to seek a CE mark for European product sales required in 1998. There can be no assurance that the Company will be successful in obtaining and maintaining necessary approvals to market the SofPulse-TM-, or additional products that are developed or acquired by the Company, in foreign markets.

    UNCERTAINTY OF REGULATORY APPROVAL FOR THE SOFPULSE-TM-; LENGTHY APPROVAL PROCESS. The Company's research, development, clinical trials, manufacturing and marketing of its products are subject to an extensive, rigorous and frequently changing regulatory review process by the FDA, other regulatory agencies in the United States and various foreign countries. The process of obtaining and maintaining required regulatory approvals is lengthy, expensive and uncertain. The clinical trial period for the development of a medical device necessary to enable the Company to submit a PMA application can take from one to four years and averages two years. Once a PMA application is submitted, FDA review of the medical device for approval for marketing averages three to six years. There can be no assurance that the Company will be able, for financial or other reasons, to file its PMA application within the required time period or that the Company's PMA application will ultimately be approved by the FDA. A failure to obtain FDA approval of the Company's PMA application and revocation of its Section 510(k) clearance to market for the current intended use would prevent the Company from marketing the SofPulse-TM-, its only currently commercialized product in the United States.

    Even if regulatory approvals are obtained, a marketed product and its manufacturer are subject to continuing regulatory review. The discovery of previously unknown problems or amendments to existing statutes or regulations or the adoption of new statutes or regulations could result in restrictions on such product or manufacturer, including withdrawal of the product from the market. The FDA requires submission of a new PMA notification for any change or modification to a previously marketed product that significantly affects safety or effectiveness (e.g., a significant change or modification in design, energy source or manufacturing process). There can be no assurance that the Company will not be required to obtain a PMA prior to the marketing of any of its future products. The Company is also subject to various FDA regulations which govern or influence the research, testing, manufacture, safety, labeling, storage, recordkeeping, advertising and promotion of medical devices.

    NEED FOR ADDITIONAL FINANCING. The Company's cash requirements have been and will continue to be significant. Since its inception, the Company has satisfied its operating requirements primarily through the issuance of equity and debt securities and loans from stockholders. At June 30, 1997, the Company had working capital of $(617,172).

    Net cash used in operating activities for the six months ended June 30, 1997 was $34,867 compared to $1,291,781 for the six months ended June 30, 1996. Net cash was used primarily to fund the losses from operations. Net cash used in investing activities at June 30, 1997 was $539 compared to $323,148 at June 30, 1996. The decrease is attributable to fewer purchases of property and equipment. Net cash provided by financing activities was $120,393 for the six months ended June 30, 1997, as compared to $140,978 used in financing activities for the six months ended June 30, 1996. In 1997, the Company issued a long-term note payable to finance the directors and officers insurance premiums in the amount of $212,000, whereas in 1996, the Company repaid notes to related parties for $120,000 and repaid capital lease obligatiaons for $25,000.

    Net cash used in 1996 operating activities was $2,630,218, as compared to $3,193,078 in 1995. Net cash was used primarily to fund the losses from operations. Net cash used in 1996 investing activities was $49,690, which was used to purchase equipment. At December 31, 1996, the Company did not have any material commitments for capital expenditures. Net cash used in financing activities was $166,317 for 1996, compared to $5,937,555 of cash provided by these activities in 1995. Financing activities in 1996 included repayment of notes payable to related parties and payments of capital lease obligations. At December 31, 1996, the Company had cash of $223,523.

    At December 31, 1996, the Company had a net operating loss carryforward of $9,013,000 available to offset future taxable income, if any, through the year 2011. In the event a 50% or greater change in ownership occurs, such as the Company's proposed merger with Eurobiotech Group, Inc. (""Eurobiotech") (see "Recent Developments"), a substantial annual limitation would be imposed upon the future utilization of these loss carryforwards. At this point in time, the Company has not completed a change in ownership study and any limitations are not known.

    Under the present circumstances, the Company's ability to continue as a going concern depends on its ability to restructure, improve its operations and, ultimately, to obtain additional financing. The Company recently made a strategic shift from renting its SofPulse-TM- devices to selling such devices at significantly reduced prices to its customers that are currently renting them. In order to facilitate the sale of its devices, the Company is making the purchase more feasible by offering customers a one-time lease/purchase arrangement. All receivables arising form the sale-type lease agreements will be factored. For those facilities that do not wish to purchase the devices, an option to enter into an operating lease at a flat monthly rate will be made available. The Company will no longer bill the user on a monthly basis for the actual time the SofPulse-TM- device was used by clinicians, thereby eliminating personnel expenses related to a complicated billing process.

    The Company has also taken steps to reduce operating costs, including stringent cost controls, personnel reductions and redeployments and the deferral of the majority of research and development activities, including clinical studies that document the effectiveness of the SofPulse-TM-treatment for its ntended use, until after 1997. There can be no assurance, however, that the Company's cost-cutting measures will be successful. See "Risk Factors -- Limited Operating History and Revenues; Significant Losses."

    The Company currently is exploring alternative sources of additional financing, including a proposed $5 million financing in connection with the Company's proposed merger with Eurobiotech (see "Recent Developments"). The merged entity intends to use a portion of the proceeds from the proposed financing to upgrade its manufacturing facility to meet the needs for international sales, fund the clinical evaluation of PEMS-TM- technologies for three clinical applications with large worldwide market potential, engineer two new models of PEMS-TM- products for domestic and international markets and initiate basic scientific collabration to delineate the cellular and biochemical effects of PEMS-TM-, which may lead to new applications of the Company's technologies. The Company's marketing efforts will also include establishing foreign and domestic distributorships for the Company's current and future products. Expanding market penetration for the SofPulse-TM- is expected to require substantial marketing efforts and the expenditure of significant funds in order to demonstrate the technological advantage and clinical benefit of the PEMS-TM- modality to clinicians.

    No firm commitments for additional financing have been made at this time, however, nor can there be any assurance that additional financing will be obtained or obtained on favorable terms. See "Risk Factors--Limited Operating History and Revenues; Significant and Continuing Losses."
Deferring research and development activities will delay the development of new products. This may adversely affect the continued acceptance or use of the SofPulse-TM- device and negatively affect the Company in the longer term. However, at the present time, the Company believes these actions are necessary to reduce near term cash requirements and to fund other operating activities.

    The Company cannot predict whether the operating and financing strategies described above will be successful. If the Company is unable to restructure and improve its operations and, ultimately, to obtain additional financing, it may not be able to continue as a going concern.

    UNCERTAINTY OF RESEARCH AND CLINICAL STUDIES. Since 1992, the Company has engaged various independent research groups and also conducted certain research studies in-house aimed at the development and evaluation of various PEMS-TM- in laboratory test systems and in animal models. These efforts have led to the development of certain know-how relating to the biological effects of PEMS-TM-that may have clinical utility in tissue healing either by directly promoting cell growth or by indirect mechanisms such as an increase in blood supply to treated areas. The Company intends to conduct additional studies of PEMS-TM- in order to identify its commercial feasibility, although there can be no assurance that any commercial applications will be found or that, if found, such applications can be commercialized to the Company's benefit. In order to pursue the potential of PEMS-TM- in a broad range of medical applications that the Company believes to be feasible, the Company intends to seek research grants, including Small Business Innovations Research grants from governmental agencies and strategic corporate partnerships for joint research and development programs, although there can be no assurance that the Company will be successful in any such effort. Even if the results of the Company's research indicate the potential for additional medical applications of PEMS-TM-, significant additional funds and time will be required to commercialize successfully potential products in the large, potentially world wide markets of tissue healing.

    From August 1994 to December 1995, in anticipation of a potential order from the FDA requiring the submission of a PMA application documenting the safety and effectiveness of the Company's SofPulse-TM- product, the Company designed and conducted through third party researchers at various university and hospital sites in the U.S. and Canada a double-blind, randomized, multi-center clinical study aimed at evaluating the safety and efficacy of the SofPulse's-TM-treatment of pain and edema in grades I and II ankle sprains. In 1996, the Company issued press releases and stated in certain scientific publications submitted by the Company's personnel and affiliates that a statistically significant or "robust" effect was observed with respect to the reduction of edema as a result of the treatment as compared to the control group in a sub-population of patients. Based on such initial analyses, the Company also had contemplated conducting certain small-scale, confirmatory studies that the Company had believed could yield results with respect to the efficacy of the SofPulse-TM- treatment of pain for a proposed submission of a PMA application if required by the FDA. In February 1997, the Company completed, and publicly announced, a rigorous and detailed evaluation of the results of this clinical study and concluded that the earlier claims of statistically significant or "robust" reduction of edema in grades I and II ankle sprain by the SofPulse-TM-treatment could not be substantiated, that published reports (including one in the Journal of Athletic Training) claiming edema reduction presumably were based on the inclusion of patient data with incorrect measurements and that the results of this clinical study or any supplementary confirmatory study that had been contemplated by the Company would not support a satisfactory application if required by the FDA. The Company has discontinued any further effort with, or use of results from, this clinical study and intends to conduct new clinical trials for one or more submissions to the FDA, if required, although there can be no assurance that such trials can be completed by the Company, and that, if completed, would yield results that would support the submission of a satisfactory application to the FDA if required. The Company paid, excluding internal expenses, an aggregate of approximately $650,000 in payments to outside third parties in connection with agreements with institutions and outside consultants and other expenses with respect to this clinical study.

    From late 1992 to September 1996, Dr. Arthur A. Pilla, a former director and former Chairman of the Company's Scientific and Medical Advisory Board, conducted, supervised, reviewed and analyzed research for the Company at Mount Sinai Medical Center, primarily in connection with evaluating the effectiveness of different electromagnetic signals on an animal model that assesses bone fracture healing. Dr. Pilla has communicated to the Company, based on such research, that certain of the SofPulse-TM- signals increase the healing of animal tissue and bone repair, which results are currently being evaluated by the Company. Dr. Pilla also presented certain reports based on his analysis of the Company's clinical trials, which reports claimed a statistically significant reduction in edema by SofPulse-TM- treatment. These claims have subsequently been determined to be incorrect. To date, the Company has paid approximately $750,000 in connection with such research and consulting services. The Company notified Dr. Pilla in January 1997 of its intent to terminate the Company's agreements with Dr. Pilla, which termination has been confirmed by Dr. Pilla. However, there are certain outstanding disagreements that have yet to be resolved between Dr. Pilla and the Company.

    Pursuant to a research agreement executed by the Company in late 1993, Dr. Betty F. Sisken, a professor at the University of Kentucky, has conducted certain laboratory research on nerve cell and nerve fiber growth and regeneration. The Company paid approximately $100,000 for this research, although the Company does not know if such results will have commercial feasibility. Starting in August 1993, Dr. Harvey Mayrovitz, Chief, Microvascular and Physiological Studies Unit at the Miami Heart Institute, conducted two phases of a preliminary research study to document the effects of PRF therapy on healthy subjects and vascularly impaired patients with wounds to determine whether and to what extent PRF therapy increases blood flow in such patients. The results of the first two phases, published in peer-reviewed scientific journals, indicate that PRF signals may increase blood flow in healthy subjects and vascularly impaired patients. The Company paid approximately $40,000 in connection with these studies.

    For the years ended December 31, 1994, 1995 and 1996, the Company expended approximately $949,820, $1,690,163 and $815,722, respectively, on research and development, primarily in connection with its PMA application and new product development. There can be no assurance that the Company will be able, for financial or other reasons, to complete its research and clinical studies and file a PMA application for the SofPulse-TM- for any of its intended uses.

    The Company's future growth depends on the successful development and introduction of new products, the enhancement of existing products, including the development of portable units and products complemented with novel software, and the adaptation of existing products for new clinical indications. The Company intends to enhance continually its products and adapt such products for specific market applications. The Company's proposed products include:

    Software Based SofPulse-TM-. The Company has developed prototypes for a second generation of the SofPulse-TM- 912 with certain software that control and monitor certain of the functions of the device. The prototype is currently under evaluation by the Company.

    SofDose-TM-. The Company is developing a portable hand-held SofPulse-TM-and a miniaturized, battery operated SofPulse-TM- model that would use smaller Applicators. The Company intends to incorporate in the SofDose device the ability to deliver PEMS-TM- that may have additional market applications, including convenience for home use and promotion of healing of tissues and bone fractures. The Company may seek a relationship with a corporate partner for the development and commercialization of one or more market applications of such product(s), although there can be no assurance that such a partner can be found.

    To the extent the Company proposes to market new medical devices, if successfully developed, or adapt its existing products for new uses, the Company may be required to comply with the requirements, among others, to conduct preclinical and clinical studies necessary to determine the safety and effectiveness of its products for such intended uses and submit information based on such studies to the FDA, which has the sole authority to determine whether a device is safe and effective for its intended use prior to marketing.

    DEPENDENCE ON THIRD-PARTY REIMBURSEMENT. In the U.S., health care providers such as hospitals and physicians that purchase or lease medical devices such as the Company's products, generally rely on third-party payors, principally Medicare, Medicaid and private health insurance plans, including health maintenance organizations, to reimburse all or part of the cost of the treatment for which the medical device is being used. Successful commercialization of the Company's products will depend in part upon the availability of reimbursement for the cost of the treatment from third party health care payors such as Medicare, Medicaid and private health insurance plans, including health maintenance organizations. Such third party payors have increasingly challenged the cost of medical products and services, which have and could continue to have a significant effect on the ratification of such products and services by many health care providers. Several proposals have been made by federal and state government officials that may lead to health care reforms, including a government directed national health care system and health care cost-containment measures. The effect of changes in the health care system or method of reimbursement for the Company's SofPulse-TM- product cannot be determined.

    While third party payors generally make their own decisions regarding which medical procedures and services to cover, Medicaid and other third party payors may apply standards similar to those used by Medicare in determining whether to provide coverage for a particular procedure or service. The Medicare statute prohibits payment for any medical procedures or services that are not reasonable and necessary for the diagnosis or treatment of illness or injury. The Health Care Financing Administration ("HCFA"), an agency within the Department of Health and Human Services which is responsible for administering the Medicare program, has interpreted this provision to prohibit Medicare coverage of procedures that, among other things, are not deemed safe and effective treatments for the conditions for which they are being used, or which are still investigational.

    HCFA issued a memorandum in April 1997 setting forth its recommendation to cease reimbursement for a broad group of electrical stimulation devices (including the PRF modality incorporated in SofPlus-TM-) if the use of such devices was billed to promote wound healing. The memorandum became effective on July 14, 1997. SoftPulse-TM- is indicated for and used as an adjunct for the treatment of edema and pain associated with superficial tissue injuries, including wounds, and not to promote would healing. HCFA's new policy only relates to the use of SofPulse-TM- in promoting wound healing. The Company is attempting to obtain clarification from HCFA and Medicare fiscal intermediaries to define the medical conditions where a physician's prescription for the use of SofPulse-TM- would be denied as a result of this new policy. However, if reimbursement is denied for the treatment of edema associated with wounds, the Company's revenues would be materially adversely affected since wound patients represent a significant population of patients who currently receive SofPulse-TM- treatment at nursing homes.

    Although a limited number of national coverage decisions are made by HCFA, in general, the determination of whether a procedure satisfies these standards is made by the Medicare carrier or fiscal intermediary which processes claims for reimbursement within that carrier's or intermediary's jurisdiction. Medicare currently uses fiscal intermediaries for payment to the nursing home industry. To date, 12 fiscal intermediaries have approved payment for the PRF treatment delivered by the SofPulse-TM- while several others have not made a decision and some have denied payment. The current primary customers of the SofPulse-TM-device are nursing homes who undergo changes with respect to fiscal intermediaries that determine reimbursements for treatments used by the nursing home chains. If and when additional fiscal intermediaries decide to reimburse for PRF treatment or additional nursing home chains use one of the fiscal intermediaries that has approved payment for PRF treatment, then the Company may benefit from its ability to rent the SofPulse-TM- devices to additional nursing homes, although there can be no assurances thereof. Although a significant number of private health insurance plans also have made payments, this does not necessarily mean that a coverage determination has been made by these payors. There can be no assurance that coverage of the SofPulse-TM- will be continued or expanded by Medicare, Medicaid or any other third party payor. The unavailability of third party coverage or inadequacy of third party reimbursement for PRF treatment could adversely affect the Company's ability to market the SofPulse-TM-, particularly to providers, such as office-based practitioners and nursing homes, who may rely on such factors before making the decision to purchase or rent the SofPulse-TM-. Other than one fiscal intermediary for Medicare, the Company is not aware of instances in which coverage has been denied for properly documented procedures performed with the SofPulse-TM-. Such fiscal intermediary has, however, approved reimbursement for the SofPulse-TM- in its capacity as a third party health care payor.

    The Company is unable to predict what additional legislation or regulations, if any, may be enacted or adopted in the future relating to the Company's business or the health care industry, including third party coverage and reimbursement, or what effect any such legislation or regulations may have on the Company. Further, significant uncertainty exists as to the reimbursement status of newly approved healthcare products, and there can be no assurance that adequate third-party coverage will be available with respect to any of the Company's products in the future. Failure by physicians, hospitals, nursing homes and other users of the Company's products to obtain sufficient reimbursement for treatments using the Company's products could have a material adverse effect on the Company.

    LIMITED PRODUCT LINE; POTENTIAL MARKETS. To date, all of the Company's revenues have been derived from the sale or rental of the SofPulse-TM- to a limited number of physicians, nursing homes and hospitals. A decline in the sale or rental of the SofPulse-TM- would have a material adverse effect on the Company. The Company's prospects will be significantly affected by its ability to penetrate the markets for nursing homes and hospitals, as well as office-based practitioners, or by a decline in the economic prospects of hospitals generally that could result in a reduction or deferral of capital expenditures by prospective customers. There can be no assurance that recent trends among hospitals to curtail spending will not have an adverse effect on the Company. In addition, in recent years, office-based practitioners have been affected by the popularity of managed care providers and general consolidation trends in the industry, which could result in the reduction or deferral of new equipment purchases by such practitioners. As a result, there can be no assurance that the Company will not remain largely dependent on non-recurring sales and rentals of the SofPulse-TM- to a limited customer base, which sales and rentals will constitute all or a significant portion of the Company's revenues.

    Further, to date, all of the Company's products that have been designed and developed are based upon PRF technology. Several of the products the Company intends to design and develop will also be based upon such PRF technology. While the Company intends to develop additional products that may not be based upon PRF technology, the Company's present narrow focus on a particular technology makes the Company vulnerable to the development of superior competing products and changes in technology which could eliminate the need for the Company's products. While the Company believes there will be no significant change in the foreseeable future in the need for the Company's products or the desirability of those products, there can be no assurance that such change will not occur.

    COMPETITION; TECHNOLOGICAL OBSOLESCENCE. The medical products market is highly competitive. Diapulse Corporation of America, Inc. manufactures and markets devices that are substantially equivalent to the Company's SofPulse-TM- device. A number of other manufacturers, both domestic and foreign, and distributors market shortwave diathermy devices that produce deep tissue heat and that may be used for the treatment of certain of the medical conditions in which the Company's SofPulse-TM- device is also indicated. These other devices have certain limitations to their clinical use imposed by the FDA and carry certain contraindications associated with tissue heating. There can be no assurance that other technologies or products that are functionally similar to those of the Company are not currently under development. The Company's products also face competition from other forms of treatment such as hyperbaric oxygen chambers, thermal therapies and hydrotherapy. Other companies with substantially larger expertise or resources than that available to the Company may develop or market new products that directly market the SofPulse-TM-. In addition, other forms of treatment that compete with the Company's PRF treatment may achieve rapid acceptance in the medical community.

    Several other companies manufacture medical devices based on the principle of electromagnetic force technologies for applications in bone healing and spinal fusion, and may adapt their technologies or products to compete directly with the SofPulse-TM- device. These companies include Orthologic Corp., Electro-Biology, Inc., a subsidiary of Biomet, Inc., Orthofix, Ltd., and Biomagnetics, Inc. The Company is also aware of other companies that manufacture and market thermal devices in the same target markets as the Company. Certain of these companies have significant product sales and may have greater financial, technical, personnel and other resources than the Company. Also, universities and research organizations may actively engage in research and development to develop technologies or products that will compete with the Company's products.

    The medical products market is characterized by rapidly changing technology that may result in product obsolescence or short product life cycles. The Company's ability to compete will be dependent on the Company's ability to enhance continually and improve its products and to develop successfully or acquire and market new products. There can be no assurance that the Company will be able to compete successfully, that competitors will not develop technologies or products that render the Company's products obsolete or less marketable or that the Company will be able to enhance successfully its existing products or develop or acquire new products.

    The Company believes that the SofPulse-TM- offers advantages over competing products, including size, reliability and ease of use. The Company also believes that it will have a significant marketing advantage over competitors seeking to enter markets if the Company is successful in filing and obtaining product approval, based on a PMA application, from the FDA. See "Risk Factors -- Filing Requirement for Premarket Approval Application; Possible Revocation of Section 510(k) Approval; Government Regulation."

    In addition, the medical products market is characterized by rapidly changing technology and evolving industry standards, often resulting in product obsolescence or short product life cycles. The

Company's ability to compete will be dependent on the Company's ability to enhance continually and improve its products and to develop successfully or acquire and market new products. There can be no assurance that the Company will be able to compete successfully, that competitors will not develop technologies or products that render the Company's products obsolete or less marketable or that the Company will be able to enhance successfully its existing products or develop or acquire new products.

    DEPENDENCE ON THIRD-PARTY MANUFACTURERS AND SUPPLIERS. The Company has been and will continue to be dependent on third-party suppliers for the supply of components incorporated in the SofPulse-TM-. The Company has used a contract manufacturer for the supply of some of the SofPulse-TM- units that have been marketed by the Company. The carts, plastic molded cradles and counter-balanced arms incorporated into the SofPulse-TM- are manufactured and obtained from sole suppliers. The Company has been informed by the manufacturer of the counter-balanced arm that the manufacturer will discontinue manufacturing the arm during 1997. Therefore, the Company is seeking alternatives in design and supply of the arm. However, management does not believe failure by these suppliers to continue to supply the Company with components would have a material adverse effect on the Company. While the Company believes that alternative sources are currently available for all components of the SofPulse-TM-, including radio frequency generators and applicators, the Company's business is generally subject to the risk of price fluctuations and periodic shortages of components. The Company has no long-term supply agreement with any of its suppliers and, accordingly, purchases components pursuant to purchase orders placed from time to time in the ordinary course of business. Failure or delay by suppliers in supplying necessary components to the Company could impact the Company's ability to obtain and deliver products on a timely basis.

    The Company has previously purchased about 255 units of MRT
SofPulse-TM- Model 912 devices and discussed certain terms for the future purchase of SofPulse-TM- devices from a third-party vendor who is a manufacturer of electronic devices. The Company's discussions relating to such purchase have included terms for mutual exclusivity, use of proprietary design features, production in compliance with regulatory guidelines, possible royalty payments for use of the vendor's proprietary features, if any, and the like. However, no royalty rates or alternative minimum purchase orders have been agreed upon between the Company and the vendor, and the Company has not accrued any reserves for royalty payments owed, if any, or provisions for minimum purchase beyond the requirements of the Company in its ordinary course of business. Each of the Company and the vendor has continued to improve upon the documentation and other manufacturing practices in order to comply with regulatory guidelines.

    PATENT PROTECTION AND PROPRIETARY INFORMATION. The Company is the assignee of two patents issued by the U.S. Patents and Trademark Office and has certain patent applications pending in the U.S. and certain foreign countries. The Company believes that patent protection is of material importance to its business and anticipates that it will apply for additional patents as it deems appropriate and seek to obtain licenses to patents and patent applications from others. There can be no assurance, however, that patents will be issued from any present or future applications or, if such patents are issued, that any claims allowed will be sufficiently broad to protect the Company's technology. In addition, there can be no assurance that the patents issued to the Company will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection to the Company. Further, the medical products industry is covered by many issued patents and patent applications. Patent applications in the United States remain confidential until a patent is issued and, therefore, the Company's products could in the future be found to infringe third-party patents of which the Company is not currently aware. If the Company's products are suspected of using technology, processes or other subject matter that is claimed under other existing U.S. or foreign patents, or if other companies obtain patents claiming subject matter utilized by the Company, such companies may bring infringement actions against the Company. Because many holders of patents in the medical products industry have substantially greater resources than the Company and because, historically, patent litigation is very expensive, the Company may not have the resources necessary to challenge successfully the validity of such third-party patents or withstand claims of infringement or challenges to its patents in cases where the Company's position has merit. Even if the Company is successful in prevailing in such actions, the cost of such litigation could have a material adverse effect on the Company's business, financial condition and results of operations. An adverse outcome in any future patent dispute could subject the Company to significant liabilities to third-parties, require disputed rights to be licensed or require the Company to cease using the infringed technology. There can be no assurance that the Company will be able to obtain such licenses or that such licenses, if available, can be obtained on commercially reasonable terms. In the event the Company's products infringe patents or proprietary rights of others, the Company may be required to modify the design of its products or obtain a license.

    The Company also relies on trade secret and copyright law, employee and third-party nondisclosure agreements and other protective measures to protect its intellectual property rights pertaining to its products and technology. There can be no assurance that these agreements and measures will provide meaningful protection of the Company's trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. In addition, the laws of certain foreign countries do not protect the Company's intellectual property rights to the same extent as do the laws of the U.S. There can be no assurance that the Company will be able to protect successfully its intellectual property. Furthermore, although the Company has confidentiality agreements with its employees and appropriate vendors, certain of these agreements expire over the next two to five years and, accordingly, there can be no assurance that such arrangements will protect the Company adequately.

    CITIZEN'S PETITION AND LITIGATION RELATING TO THE SOFPULSE-TM-. In February 1993, Diapulse Corporation of America, Inc. ("Diapulse") filed a citizen's petition requesting that the FDA revoke the substantial equivalence finding for the SofPulse-TM- and prevent the Company from making certain labeling claims. The Company believes, based upon the advice of regulatory counsel, that Diapulse's petition is without merit. The Company has responded to the petition. The Company, however, in response to comments received from the FDA, has made revisions in its promotional materials to obviate any claim that such material is inconsistent with FDA regulations. The Company has received an opinion of regulatory counsel stating that the petition is lacking in merit and that it is highly unlikely that the FDA will grant the petition. Nevertheless, in the event that the FDA were to grant the petition, the Company's business and prospects would be materially adversely affected. In October 1993, Diapulse submitted additional information to the FDA in support of its petition and the Company responded. As of the date hereof, the FDA has not notified the Company as to any action with respect to the petition.

    In August 1994, Diapulse filed a lawsuit in the Supreme Court of the State of New York, Nassau County (the "Court"), captioned Diapulse
Corporation of America v. Magnetic Resonance Therapeutics, Inc. et al., alleging that the defendants, Magnetic Resonance Therapeutics, Inc., a legal predecessor to the Company, Bio-Sales, Inc., the Company, and certain of the Company's present and former directors and officers, including Joshua Barnum ("Barnum"), David Mills ("Mills"), Arthur Pilla ("Pilla"), David Saloff ("Saloff"), and David Winer ("Winer"), engaged in deceptive acts and practices, false advertising and unfair competition in the marketing of a medical device. The complaint also alleges that Barnum and Mills breached confidentiality and noncompetition agreements with Diapulse and that the Company, Barnum and Pilla aided in the alleged tortious breach of the agreements. Diapulse seeks unspecified compensatory damages, disgorgement of profits realized by the defendants as a result of their alleged acts, treble damages, punitive damages and reasonable attorneys' fees. Diapulse also seeks unspecified injunctive relief prohibiting the defendants from engaging in the alleged acts and ordering the defendants to take remedial action to rectify the effects on consumers and Diapulse caused by the defendants' alleged acts. The defendants jointly moved to dismiss the complaint on jurisdictional and substantive grounds. The Court dismissed Winer from the case based on lack of personal jurisdiction. The Court also dismissed certain claims, as to the remaining individual defendants, including deceptive acts and practices, false advertising and unfair competition. As to the claims remaining against the individual defendants, certain of such claims may be indemnified by the Company. As to the Company, the Court denied the motion to dismiss. The
Company answered the complaint, denied all material allegations, asserted various affirmative defenses and counterclaims against Diapulse and Jesse Ross, individually. The counterclaims allege causes of action against Diapulse and Jesse Ross for federal unfair competition and tortious interference of existing and contractual business relations. In addition, the Company has asserted claims against Diapulse for deceptive acts and unfair trade practices, and trade disparagement. In its counterclaims, the Company seeks compensatory and punitive damages in an amount to be proved at trial. This lawsuit is in a preliminary stage and its outcome is uncertain. Although the Company believes that it has meritorious defenses that it will vigorously pursue, there can be no assurance that the outcome of such action will be resolved favorably to the Company or that such litigation will not have an adverse effect on the Company's liquidity, financial condition and results of operations.

    On March 27, 1997, Ancillary Provider Services, Inc. ("APS") filed a complaint entitled Ancillary Provider Services, Inc. v. Christian Bowman, Hirsch Medical Services, Inc., Electropharmacology, Inc. and Does 1 through 100 in the Superior Court in Los Angeles, California against Christian Bowman, a former APS employee, Hirsch Medical Services, Inc. ("Hirsch") and the Company. The complaint alleges causes of action for misappropriation of trade secrets, breach of fiduciary duty, unfair business practices, tortious inducement to breach contracts, tortious interference with prospective economic advantage, breach of contract and breach of covenant of good faith and fair dealing and seeks unspecified actual, consequential, incidental and punitive damages, an accounting, restitution and an injunction prohibiting the defendants from contacting or doing business with APS' customers. Simultaneous with filing the complaint, APS moved by order to show cause for a preliminary injunction against the defendants to prevent them from contacting or doing business with APS' customers. On April 23, 1997, the Court denied the APS motion for a preliminary injunction, without prejudice, on the grounds that "[t]he court is unable to conclude that plaintiff is likely to prevail in the lawsuit." The complaint alleges that beginning in October 1995, APS was the exclusive distributor in Southern California of the Company's MRT device. The complaint further alleges that in June 1996, APS hired defendant Bowman, formerly of the Company, to assist APS in its efforts to distribute the MRT device. According to the complaint, Bowman entered into an employment agreement with APS that included a confidentiality provision and a non-compete clause. APS asserts that the Company improperly terminated the APS distributorship agreement and replaced APS with defendant Hirsch as the MRT distributor in California. Thereafter, APS alleges that Bowman resigned from APS on March 14, 1997, joined Hirsch and that defendants misappropriated confidential trade secrets from APS including, among other things, its proprietary customer lists. The complaint alleges that the defendants continue to interfere with APS' contractual relations with its customers and solicited such customers to do business with Hirsch. This lawsuit is in the preliminary stage and, therefore, the outcome of this litigation is uncertain. The Company believes that it has meritorious defenses that it will pursue vigorously. Pursuant to a provision in the 1996 distributorship agreement between APS and the Company requiring that all disputes between APS and the Company be resolved by arbitration, on April 3, 1997 the Company initiated an arbitration proceeding before the American Arbitration Association ("AAA") in Miami, Florida seeking a declaration that the 1996 distributorship agreement governs APS and the Company, that the Company has no continuing obligations to APS pursuant to such agreement, and that any claims arising out of or relating to the 1996 agreement or the alleged breach thereof are meritless.

    APS initially informed AAA that it declined to participate in the arbitration proceeding initiated by the Company. On May 12, 1997, the Company filed in the Superior Court a petition to compel APS to arbitrate the parties' dispute. Under California procedure, the Company's petition constitutes a response to APS' complaint, and the Company is not required to answer the complaint. On July 24, 1997, the Court granted the Company's petition to compel arbitration and the court also stayed all proceedings on the case pending the arbitration. On August 1, 1997, APS selected an arbitrator and stated its intention to proceed with the arbitration. The date for the arbitration hearing has not yet been set by AAA.

    POTENTIAL PRODUCT LIABILITY AND WARRANTY EXPENSE. The Company may be exposed to potential product liability claims by patients who use the Company's products. Although the Company has not experienced any product liability claims to date, the Company maintains a general liability insurance policy that includes aggregate product liability coverage of $3,000,000. The Company believes that its present insurance coverage is adequate for the types of products currently marketed. There can be no assurance, however, that such insurance will be sufficient to cover potential claims or that the present level of coverage will be available in the future at a reasonable cost. The Company has named a third-party vendor which has manufactured the SofPulse-TM- for the Company as an additional insured party. The Company has also indemnified the Miami Heart Institute ("MHI") against any claims, damages or liabilities incurred by MHI in connection with its use of the SofPulse-TM- in a clinical study that was completed two years ago from which no adverse effects have been reported. The Company may be required to indemnify other research institutions against certain liabilities that may be incurred by them as a result of the use of the Company's products in research and clinical studies. In the event of a partially or completely uninsured successful claim against the Company, or in the event an indemnification claim is made against the Company that is partially or completely uninsured, the Company's business and financial condition could be materially adversely affected. The Company warrants its products to be free from defects in materials and workmanship for a one-year period. The Company believes that with the quality record of the product and the majority of products in a rental pool, future warranty expenses will not have a material adverse effect on the Company.

    DEPENDENCE ON KEY PERSONNEL AND CONSULTANTS. The Company's future success depends in significant part on the continued service of, and the Company's ability to attract and retain, highly qualified financial, research and technical personnel. Competition for qualified employees among medical products companies is intense. There can be no assurance that the Company will be able to retain its existing personnel or attract additional qualified employees. The inability to attract, retain and motivate additional highly skilled employees could adversely affect the Company's business and prospects.

    POSSIBLE VOLATILITY OF MARKET PRICE OF COMMON STOCK AND WARRANTS. The market price for the Company's securities may be highly volatile as has been the case with the securities of other companies in emerging businesses. Factors such as the Company's financial results and introduction of new products by the Company or its competitors, and various factors affecting the healthcare industry generally, may have a significant impact on the market price of the Company's securities. Additionally, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the stock of many companies, particularly of small and emerging growth companies, the common stock of which trade in the over-the-counter-market, have experienced wide price fluctuations which have not necessarily been related to the operating performance of such companies.

    SHARES ELIGIBLE FOR FUTURE SALE. As of the date of this Prospectus, the Company has 3,732,376 shares of Common Stock outstanding, of which 2,035,213 shares of Common Stock are freely tradeable without restriction or further registration under the Securities Act. All of the remaining 1,697,163 shares of Common Stock outstanding (and 3,052,707 shares issuable upon the exercise of outstanding warrants) are "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act and may be sold without registration pursuant to such rule. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or even the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility that substantial amounts of Common Stock may be sold in the public market will likely adversely affect prevailing market prices for the Common Stock and the Warrants and could impair the Company's ability to raise capital through the sale of its equity securities. The Selling Stockholders and brokers or dealers engaged by the Selling Stockholders in connection with sales of Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act.

    OUTSTANDING OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES. As of the date of this Prospectus, there are 1,500,000 shares of Common Stock reserved for issuance upon the exercise of stock options under the Company's Stock Option Plan, of which options to purchase 600,666 shares are outstanding at exercise prices ranging from $1.00 to $8.25 per share. The Company has also reserved for issuance 500,000 shares for purchase by employees of the Company under its Employee Stock Purchase Plan in amounts up to 50% of base pay at 85% of the closing price of the Common Stock on the first day of each calendar quarter. In addition, the Company has reserved for issuance 3,052,707 shares of Common Stock issuable upon the exercise of outstanding warrants at exercise prices ranging from $.10 to $9.00. The Company also has outstanding 242,950 shares of Preferred Stock that is convertible into Common Stock on a one-to-one basis. The exercise or conversion of the foregoing options, employee stock purchase rights, warrants or Preferred Stock will have a dilutive effect on the shares currently held by the Company's stockholders. Moreover, the terms upon which the Company would normally be able to obtain additional equity may be adversely affected, since holders can be expected to exercise their purchase rights, if at all, at a time when the Company would be able to obtain any needed capital through the sale of Common Stock on terms more favorable to the Company than those terms provided in the options or warrants.

    AUTHORIZATION OF PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the issuance of "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue additional preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of the Company. Although the

Company has no present intention to issue any shares of its authorized preferred stock, there can be no assurance that the Company will not do so in the future.

    NO DIVIDENDS. The Company has not paid any cash dividends to date. It is the Company's intention to retain earnings, if any, to finance the operation and expansion of its business and, therefore, it does not expect to pay cash dividends in the foreseeable future.

    POSSIBLE DE-LISTING OF SECURITIES FROM NASDAQ SYSTEM; RISKS RELATING TO LOW-PRICED STOCKS. The Company's Common Stock and Warrants are currently listed on Nasdaq. In order to continue to be listed on Nasdaq, however, the Company must maintain $2,000,000 in total assets, a $200,000 market value of the public float and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share; provided, however, that if the Company falls below such minimum bid price, it will remain eligible for continued inclusion in Nasdaq if the market value of the public float is at least $1,000,000 and the Company has $2,000,000 in capital and surplus. On July 18, 1997, the Company announced that it received notice from Nasdaq that the Company's stock would be delisted from the Nasdaq stock market as of the close of business on July 24, 1997 due to noncompliance with the minimum capital and surplus requirement. On July 24, 1997, the Company announced it requested a review of the staff's determination and a stay of delisting pending such review. A hearing with Nasdaq has been scheduled for August 28, 1997, at which time the Company will present its strategy to achieve compliance. In the interim, the Company has been advised that its stock will remain listed on the Nasdaq stock market pending the outcome of the hearing. There can be no assurance that the Company will be able to maintain its listing with Nasdaq. If Nasdaq de-lists the Common Stock and Warrants of the Company, sales of the Company's securities would then be conducted in the non-Nasdaq over-the-counter market. As a result of such de-listing, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

    In addition, if the Common Stock were to become de-listed from trading on Nasdaq and the trading price of the Common Stock were below $5.00 per share, which it is as of the date of this Prospectus, trading in the Common Stock would also be subject to the requirements of certain rules promulgated under the Exchange Act, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions of the Common Stock and Warrants, which could severely limit the market liquidity of the Common Stock and Warrants and the ability of purchasers in this offering to sell the Common Stock and Warrants in the secondary market.

                              RECENT DEVELOPMENTS

    Effective as of July 14, 1997 HCFA implemented a policy denying Medicare reimbursement for the use of all electrical stimulation, including pulsed electromagnetic fields, in treating wounds due to lack of sufficient proof that electrical stimulation promotes the healing of wounds. The Company is attempting to obtain clarification from HCFA and Medicare fiscal intermediaries to define the medical conditions where a physician's prescription for the use of SofPulse-TM- would be denied as a result of this new policy. However, if reimbursement is denied for the treatment of edema associated with wounds, the Company's revenues would be materially adversely affected since wound patients represent a significant population of patients who currently receive SofPulse-TM- treatment at nursing homes. See "Risk Factors--Dependence on Third-Party Reimbursement."

     On July 18, 1997, the Company terminated the Distribution Agreement it had entered into as of May 1, 1997 which National Patient Care Systems, Inc. ("NPCS") as a result of the announcement by HCFA of its new policy denying Medicare reimbursement for the use of all electrical stimulation, including pulsed electromagnetic fields, in treating wounds. The multi-year
Distribution Agreement for the sale and rental of SofPulse-TM- devices required NPCS to purchase from the Company specified minimum quotas of SofPulse-TM- devices in exchange for exclusive distribution rights to three selected market applications of SofPulse-TM- in the U.S. NPCS was also to assume responsibility for the growth and operation of the Company's current fleet of rental devices, including the Company's sales and marketing group, and was to make monthly payments to the Company for five years and pay royalties to the Company on NPCS's rental revenues. The Company also "sold" approximately $270,000 of accounts receivable arising from April 1997 rental revenues to NPCS for $200,000. NPCS will remit the balance of $70,000 less interest on the $200,000 advance payment owed to the Company when it is collected from rental customers. Upon the termination of the NPCS Distribution Agreement, the Company reacquired the marketing rights and control of its fleet of SofPulse-TM- devices from NPCS. The Company and NPCS may jointly explore selected market opportunities for SofPulse-TM- in the U.S. under a separate agreement. For a description of the strategic shift the Company recently made from renting its SofPulse-TM- devices to selling such devices at significantly reduced prices to its customers that are currently renting them, see "Risk Factors--Need for Additional Financing."

     See "Risk Factors--Possible De-Listing of Securities from Nasdaq System; Risks Relating to Low-Priced Stocks" for a description of the pending Nasdaq hearing to consider delisting the Company's stock.

     On August 11, 1997, the Company announced the execution of a Letter of Intent for a plan of merger with Eurobiotech. Subject to the execution of a definitive agreement, satisfactory due diligence investigation, and receipt of board of director, stockholder and other necessary approvals, the Company will issue to Eurobiotech stockholders in connection with its merger into the Company 9 million shares of the Company's common stock and warrants to purchase an additional 4.5 million shares of the Company's common stock (the "Eurobiotech Stockholder Warrants") at an exercise price of $3.00 per share. The Eurobiotech Stockholder Warrants will be exercisable during the period beginning 24 months and ending 48 months after the merger date. The Company's stockholders as of the date of the merger will also receive warrants to purchase 2 million shares of the Company's common stock ("EPi Stockholder Warrants"), provided the combined entity meets certain minimum sales revenues during fiscal years 1997 and 1998. The EPi Stockholder Warrants are exercisable at the same price and during the same period as the Eurobiotech Stockholder Warrants. As a condition to the proposed merger, the combined company will privately place approximately 2 million shares with a medical technology investment fund in exchange for a $5 million cash investment. The Company's name will be changed to Eurobiotech Group, Inc. in the merger.

     The proposed merger will create an international company engaged in the development of products based on a diverse array of technologies, including blood cell preservation for blood and umbilical cord blood banking, chemotherapeutic agent for the treatment of cancer and pulsed electromagnetic stimulation for tissue healing. The merger is expected to expedite the ability of the surviving corporation to develop the Company's technology in Europe and Eurobiotech's technologies in the U.S. Eurobiotech is a privately held "technology incubator" company engaged in the business of acquiring exclusive licenses to and commercializing biomedical technologies with large market applications, including cancer, arthritis, gene therapy and blood preservation.

                                  THE COMPANY

    The Company is engaged in developing, manufacturing and marketing medical devices that deliver PEMS-TM- in the radio frequency range and that deliver PRF energy fields. The Company has focused on PEMS-TM- that combine selected pulse forms and amplitudes to produce certain radio frequency energy fields that are believed to achieve therapeutic benefits when applied to superficial soft body tissue. To date, the Company's focus has been the application of PEMS-TM- as an adjunct in the palliative treatment of pain and edema (the abnormal accumulation of fluid in soft tissue resulting in swelling) associated with various medical conditions that involve superficial soft tissue injury.

    The Company's product, which is marketed under the name SofPulse-TM-, is an easy to operate, non-invasive device that delivers pulsed radio frequency energy. The Company has developed the SofPulse-TM- in response to perceived market opportunities arising out of various therapeutic applications for PRF therapy. Since PRF can be administered through clothing, casts or dressings, the SofPulse-TM- can be conveniently used immediately following trauma or surgery. The Company believes that the SofPulse-TM-is a cost-effective adjunct for the palliation of pain and edema without any known significant adverse effects.

                                USE OF PROCEEDS

    In the event that the Public Warrants, Private Warrants and Underwriter's Warrants are exercised for cash of which there can be no assurance, the Company would realize up to approximately $14,124,918 in net proceeds. Any such proceeds will be used by the Company for working capital and general corporate purposes. The Underwriter's Warrants contain a "cashless" exercise provision which entitles the holder to surrender the warrant in exchange for shares of Common Stock with a value equal to the difference between the exercise price of the warrants and the market price of the Common Stock on the date of exercise.
The Company has agreed to pay certain expenses in connection with this offering, currently estimated to be approximately $70,000. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                              SELLING STOCKHOLDERS

    An aggregate of up to 3,037,802 shares of Common Stock may be offered and sold pursuant to this Prospectus by certain persons (the "Selling Stockholders"). The Private Warrants are exercisable to purchase 2,039,457 shares of Common Stock at exercise prices ranging from $1.00 to $9.00 per share. The Underwriter's Warrants are exercisable to purchase 125,000 shares of Common Stock at an exercise price of $7.00 per share and warrants to purchase 62,500 warrants (the "Underlying Warrants") at an exercise price of $.14 per warrant. Each of the Underlying Warrants is exercisable to purchase one share of Common Stock at an exercise price of $6.00. The Company has agreed to register the shares upon the resale of the Common Stock issuable upon the exercise of the Private Warrants, the Underwriter's Warrants, and the shares issuable upon the conversion of Preferred Stock under the Securities Act and to pay all expenses in connection therewith (other than brokerage commissions and fees and expenses of counsel). Such shares have been included in the Registration Statement of which this Prospectus forms a part. With regard to the Private Warrants, the Underlying Warrants and the Preferred Stock, the Registration Statement covers resales of the shares of Common Stock, not the issuance of the shares of Common Stock pursuant to exercise or conversion of outstanding warrants or Preferred Stock. Except as described below, none of the Selling Stockholders has ever held any position or office with the Company or had any other material relationship with the Company.

    The following table sets forth certain information with respect to the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.


SELLING STOCKHOLDER (1)                                      PRIOR TO SALE    AFTER OFFERING (2)
----------------------------------------------------------  ---------------  -------------------
Norton Herrick............................................     1,894,900(3)              -0-
Paragon Capital Corporation...............................       187,500(4)              -0-
Whale Securities Co., L.P.................................        90,164(5)              -0-
Craig Shapiro.............................................        40,000(6)              -0-
Dr. Gordon Segal..........................................        20,000(7)              -0-
Murray Feldman............................................       589,552(8)              -0-
MESA Consulting Group, Inc................................       100,000(9)              -0-
Phyllis Saloff............................................         8,717(10)             -0-
Richard Friedman..........................................        32,500(11)             -0-
Jeffrey Markowitz.........................................        32,500(12)             -0-
Arthur Pilla..............................................        41,969(13)             -0-

------------------------
(1) Assumes all of the Underwriter's Warrants, Private Warrants and Preferred Stock are exercised or converted and no additional shares are acquired.

(2) Assumes all of the shares are sold by the Selling Stockholder.

(3) Consists of 351,950 shares of Common Stock, 242,950 shares of Common Stock issuable upon conversion of the Preferred Sock and 1,300,000 shares issuable upon exercise of warrants. Pursuant to a shareholders agreement, Mr. Herrick shares voting control of all of the shares of Common Stock voted by David Saloff, Vice Chairman of the Board, Chief Financial Officer and Executive Vice President of Corporate Development of the Company, but since such voting control is limited to the election of directors, Mr. Herrick disclaims such beneficial ownership.

(4) Consists of 187,500 shares of Common Stock issuable upon exercise of the Underwriter's Warrants.

(5) Consists of 90,164 shares of Common Stock issuable upon exercise of warrants.

(6) Consists of 40,000 shares of Common Stock issuable upon exercise of warrants.

(7) Consists of 20,000 shares of Common Stock issuable upon exercise of warrants.

(8) Consists of 215,945 shares of Common Stock and 373,607 shares of Common Stock issuable upon exercise of warrants. Mr. Feldman is a director of the Company.

(9) Consists of 100,000 shares of Common Stock issuable upon exercise of warrants.

(10) Consists of 8,717 shares of Common Stock issuable upon exercise of warrants. Mrs. Saloff is the mother of David Saloff, Vice Chairman of the Board, Chief Financial Officer and Executive Vice President of Corporate Development of the Company.

(11) Consists of 32,500 shares of Common Stock issuable upon exercise of warrants.

(12) Consists of 32,500 shares of Common Stock issuable upon exercise of warrants.

(13) Consists of 41,969 shares of Common Stock issuable upon exercise of warrants.

    Sales of shares by the Selling Stockholders will be permitted under this Prospectus, provided the Company has a current Registration Statement on file with the Commission covering the shares, and in certain circumstances under Rule 144 promulgated under the Securities Act, provided the sale proposed to be made by the Selling Stockholder under Rule 144 satisfies the requirements thereof. The Company has agreed to maintain a current Prospectus in order to permit sales by the Selling Stockholders under this Prospectus and, in accordance with applicable law, intends to supplement or amend the Prospectus from time to time to provide material information required by law to keep the Prospectus current, including the amount of shares permitted to be sold and the identities of the Selling Stockholders. The Company does not anticipate that its agreement to maintain a current Prospectus will have a significant effect on the Company's financial condition. In the event that the Company fails to maintain a current Prospectus, under certain circumstances, it could become liable for damages. The Company also intends to maintain its listing in Moody's OTC Unlisted Manual for purpose of qualifying for exemptions under certain state securities or Blue Sky laws.

                                PLAN OF DISTRIBUTION

    The Common Stock may be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The shares offered hereby may be sold pursuant to this Prospectus or, as applicable, pursuant to Rule 144 promulgated under the Securities Act. The shares offered hereby may be sold by one or more of the following methods: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
(d) face-to-face transactions between sellers and purchasers without a broker-dealer under such circumstances as are allowed by the broker-dealer laws in the jurisdiction of sale. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Stockholders in negotiated amounts. The Selling Stockholders and such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales.

                            PRIOR UNDERWRITING

    On May 12, 1995, the Company's Registration Statement on Form SB-2 was declared effective by the Securities and Exchange Commission. The Company sold 1,250,000 shares of Common Stock at a public price and Public Warrants to purchase 625,000 shares of Common Stock. The Public Warrants are exercisable from June 12, 1996 until May 12, 1998 at an exercise price of $6.00 per share, subject to the terms of the Public Warrants, which terms are set forth in the Warrant Agreement among the Company, North American Transfer Co. and Paragon.

    The Company has agreed, in connection with the exercise of the Public Warrants, to pay Paragon for bona fide services a fee of 5% of the exercise price for each Public Warrant exercised, provided, however, that Paragon will not be entitled to receive such compensation for a Public Warrant exercise transaction in which (i) the market price of the Common Stock at the time of exercise is lower than the exercise price of the Public Warrants; (ii) the Public Warrants are held in any discretionary account; (iii) disclosure of compensation arrangements is not made in documents provided to holders of the Public Warrants at the time of exercise; or (iv) the transaction was in violation of Rule 10b-6 promulgated under the Exchange Act. In addition to soliciting the exercise of the Public Warrants, either orally or in writing, the services provided by Paragon may include disseminating information, whether orally or in writing, to the holders of the Public Warrants concerning the Company and the general market for the Company's securities and assisting in the processing of any exercise of the Warrants.

                                INDEMNIFICATION

    Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a corporation to indemnify its directors and officers or former directors or officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's certificate of incorporation, bylaws, any agreement or otherwise.

    Reference is made to Article Tenth of the Company's Certificate of Incorporation, as amended (the "Certificate"), which Certificate appears as
Exhibit 3.1 to the Registration Statement of which this Prospectus is a part. Article Tenth provides for the indemnification of directors and officers. Reference is also made to Article Ninth of the Certificate which limits the liability of directors to the full extent permitted by the DGCL.

    Reference is made to Article XVII of the Company's By-laws, which appear as Exhibit 3.2 to the Registration Statement of which this Prospectus is a part. Article XVII provides for the indemnification of directors and officers to the full extent permitted by the DGCL.

    Sections 7 and 8 of the Underwriting Agreement dated May 12, 1995 between the Company and Paragon provide for the indemnification of the Company's officers, directors and control persons under certain circumstances.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

    Certain legal matters in connection with the validity of the Common Stock offered hereby have been passed upon for the Company by Tenzer Greenblatt LLP.

                                    EXPERTS

     The financial statements of the Company appearing in its Annual Report (Form 10-KSB/A) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains a going concern explanatory paragraph) included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of the Company appearing in its Annual Report (Form 10-KSB/A for the year ended December 31, 1996) for the year ended December 31, 1995 incorporated by reference in this Prospectus and Registration Statement have been audited by BDO Seidman, LLP, independent auditors, as set forth in the report thereon incorporated by reference herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                              ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Shares offered by this Prospectus. This Prospectus, filed as part of such Registration Statement, does not contain all of the information set forth in, or annexed as exhibits to, the Registration Statement, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and this offering, reference is made to the

Registration Statement, including the exhibits filed therewith, which may be inspected without charge at the Office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the Registration Statement may be obtained from the Commission at its principal office upon payment of prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where the contract or other document has been filed as an exhibit to the Registration Statement, each statement is qualified in all respects by reference to the applicable document filed with the Commission.

                           FORWARD-LOOKING INFORMATION

    The statements contained in this Prospectus (including the documents incorporated by reference herein) which are not historical facts are forward-looking statements that involve risks and uncertainties, including, but not limited to, the effect of economic conditions and market acceptance of the Company's products, the acquisition of regulatory approval of the Company's products, the impact of competitors on the Company, supply constraints or difficulties, the results of financing efforts and other risks detailed in this Prospectus (including the documents incorporated by reference herein).

----------------------------------     -------------------------------------
----------------------------------     -------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN
CONNECTION WITH THE OFFERING MADE                  3,756,552 SHARES OF
HEREBY TO GIVE ANY INFORMATION OR TO
MAKE ANY REPRESENTATIONS NOT                     ELECTROPHARMACOLOGY, INC.
CONTAINED IN THIS PROSPECTUS AND, IF
GIVEN OR MADE, SUCH INFORMATION OR                     COMMON STOCK
REPRESENTATIONS MUST NOT BE RELIED
UPON AS HAVING BEEN AUTHORIZED BY THE
COMPANY OR THE UNDERWRITERS. THIS
PROSPECTUS DOES NOT CONSTITUTE AN
OFFER TO SELL OR A SOLICITATION OF AN
OFFER TO BUY ANY OF THE SECURITIES
OFFERED HEREBY TO ANY PERSON OR BY
ANYONE IN ANY JURISDICTION IN WHICH
IT IS UNLAWFUL TO MAKE SUCH OFFER OR
SOLICITATION. NEITHER THE DELIVERY OF                  --------------
THIS PROSPECTUS NOR ANY SALE MADE                        PROSPECTUS
HEREUNDER SHALL, UNDER ANY                             --------------
CIRCUMSTANCES, CREATE ANY IMPLICATION
THAT THE INFORMATION HEREIN IS
CORRECT AS OF ANY DATE SUBSEQUENT TO
THE DATE HEREOF.
     ------------------------

        TABLE OF CONTENTS
                                 PAGE
                              ---------
Risk Factors..................     3
Recent Developments...........    17
The Company...................    19
Use of Proceeds...............    19
Selling Stockholders..........    19
Plan of Distribution..........    21
Prior Underwriting............    21
Indemnification...............    22
Legal Matters.................    22
Experts.......................    22
Additional Information........    22                 August  __, 1997
Forward-Looking Information...    23

------------------------------------      ----------------------------------
------------------------------------      ----------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

 Expenses payable in connection with the issuance and distribution of the securities being registered (estimated except in the case of the registration fee) are as follows:

                 Registration Fee.................      $ 6,040.66
                 Printing.........................      $10,000.00
                 Legal and Accounting Fees and
                   Expenses.......................      $50,000.00
                 Transfer Agents and  Registrars
                   Fees...........................      $ 1,000.00
                 Miscellaneous....................      $ 2,959.34
                                                        ----------
                 Total............................      $70,000.00
                                                        ==========

The above fees will be paid by the Company.


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a corporation to indemnify its directors and officers or former directors or officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under a corporation's certificate of incorporation, bylaws, any agreement or otherwise.

    Reference is made to Article Tenth of the Company's Certificate of Incorporation, as amended (the "Certificate"), which appears as Exhibit 3.1 to this Registration Statement. Article Tenth provides for the indemnification of directors and officers. Reference is also made to Article Ninth of the Certificate which limits the liability of directors to the full extent permitted by the DGCL.

    Reference is made to Article XVII of the Company's By-laws, which appear as Exhibit 3.2 to this Registration Statement. Article XVII provides for the indemnification of directors and officers to the full extent permitted by the DGCL.

    Sections 6 and 7 of the Underwriting Agreement dated May 12, 1995 between the Company and Paragon provide for the indemnification of the Company's officers, directors and control persons under certain circumstances.

ITEM 16. EXHIBITS.

    The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated herein by reference.

  EXHIBIT
  NUMBER                DESCRIPTION OF EXHIBIT
-----------  ---------------------------------------------

       3.1   Certificate of Incorporation, as amended. (1)
       3.2   Bylaws. (2)

       5.1   Opinion of Tenzer Greenblatt LLP. (3)
      23.1   Consent of Ernst & Young, LLP. (4)
      23.2   Consent of BDO Seidman, LLP. (4)
      23.3   Consent of Tenzer Greenblatt LLP (included in
             Exhibit 5.1).
      24.1   Power of Attorney. (3)
------------------------
(1) Previously filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996.
(2) Previously filed as an exhibit to the Company's Registration Statement on Form SB-2 (No. 33-87934-A).
(3) Previously filed.
(4) Filed herewith.


ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

        (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

        (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

    (2) For the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3) to remove by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

    (4) For the purpose of determining any liability under the Securities Act, each filing of an annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d)) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 4 to its Registration Statement to be signed on its behalf by the undersigned, in the City of Pompano Beach, State of Florida, on the 20th day of August, 1997.

                                ELECTROPHARMACOLOGY, INC.

                                BY: /s/  ARUP SEN
                                   --------------------------------
                                               Arup Sen
                                        Chief Executive Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 4 to the Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated:

          SIGNATURES                       TITLE                    DATE
------------------------------  ---------------------------  -------------------

/s/       ARUP SEN               Chairman of the Board and
------------------------------    Chief Executive Officer     August 20, 1997
          Arup Sen

/s/      DAVID SALOFF            Chief Financial Officer
------------------------------   (Principal Financial and     August 20, 1997
         David Saloff               Accounting Officer)

/s/     MURRAY FELDMAN
------------------------------            Director            August 20, 1997
        Murray Feldman

/s/    LARRY HAIMOVITCH
------------------------------            Director            August 20, 1997
       Larry Haimovitch

/s/      STEVEN MAYER
------------------------------            Director            August 20, 1997
         Steven Mayer

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                DESCRIPTION OF EXHIBIT
-----------  ---------------------------------------------

       3.1   Certificate of Incorporation, as amended. (1)
       3.2   By-laws (2)
       5.1   Opinion of Tenzer Greenblatt LLP. (3)
      23.1   Consent of Ernst & Young, LLP. (4)
      23.2   Consent of BDO Seidman, LLP. (4)
      23.3   Consent of Tenzer Greenblatt LLP (included in
             Exhibit 5.1).
      24.1   Power of attorney. (3)
------------------------
(1) Previously filed as an exhibit to the Company's Annual Report on Form 10-KSB for the year ended December 31, 1996.

(2) Previously filed as an exhibit to the Company's Registration Statement on Form SB-2 (No. 33-87934-A).

(3) Previously filed.

(4) Filed herewith.